INVESTOR PRESENTATION



ELLIOTT®

STREAMLINE 66

The Choice for Shareholders

May 6, 2025

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, “ELLIOTT MANAGEMENT”) AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PHILLIPS 66 (THE “COMPANY”), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT’S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY’S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY’S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, “COMPANY SECURITIES”), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT’S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT’S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY’S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT’S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS .

DOES PHILLIPS 66 REQUIRE CHANGE?

PHILLIPS 66'S TOTAL SHAREHOLDER RETURN VS. THE AVERAGE OF MARATHON AND VALERO



UNDERPERFORMED VALERO BY 388%
UNDERPERFORMED MARATHON BY 511%

Source: Bloomberg TSR is presented through 2/10/25, the date prior to Elliott's release of its original Streamline66 presentation (the "unaffected date").

4

HOW PHILLIPS 66 DISPLAYS TSR IN ITS CAMPAIGN MATERIALS



TSR Outperformance Since 2022 CEO Transition[2,3]

- 67% — PSX
- 42% — Weighted Average of Proxy Peers[1]
- 45% — S&P 500 Energy

Since our CEO transition, we have consistently outperformed what an investor could have earned by buying a synthetic basket of our segment peers.

"But at the end of the day, I think investors usually, and appropriately so, try to determine whether the company can generate higher returns than the synthetic alternative[1]."

– Doug Terreson, Phillips 66 Director

Mr. Terreson, with approximately two decades of investment-analyst experience, must understand that investors do not "usually"–and certainly not "appropriately"– construct a peer group that effectively excludes the Company's two core peers, Marathon and Valero

See pages 94 – 100 of Elliott's 4/28/25 "Perspectives on Value Creation" presentation for further detail on the Company's flawed approach to TSR

Source: Company filings.
(1) The synthetic alternative represents a theoretical comparable company based on a weighted average TSR performance of a company's peers.

HOW PHILLIPS 66 DISPLAYS TSR IN ITS ANNUAL REPORT WHERE SEC RULES REQUIRE MORE STRAIGHTFORWARD DISCLOSURE



Cumulative Total Shareholder Return on $100 Invested on January 1, 2020

Phillips 66 Annual Report tells a different story about relative shareholder returns

See pages 94 – 100 of Elliott's 4/28/25 "Perspectives on Value Creation" presentation for further detail on the Company's flawed approach to TSR

HOW PHILLIPS 66 LEADERSHIP DESCRIBES ITS PERFORMANCE

"I am **proud of the accomplishments of the Board and management team**." – Glenn Tilton, Lead Independent Director, April 2025

"But when you look at what we've done over the long term, **we've been on a great and accelerating path to growth and enhancing our ability to return capital to shareholders.**" – Mark Lashier, CEO, April 2025

"I've had **board members tell me that they're just stunned at the progress** that we've been able to make in such a short period of time." – Mark Lashier, CEO, April 2025

"We've completed the strategic priorities that we laid out in 2022, enhanced in 2023, and committed to achieving by the end of 2024. I am proud of the work our employees have done to accomplish these important priorities and deliver on our commitments to shareholders while maintaining industry-leading safety performance." – Mark Lashier, CEO, January 2025

"You simply don't achieve **results like this** without a high functioning, deeply engaged board." – Bob Pease, Independent Director, March 2025

Note: Emphasis added for all quotes globally.

THE **CHOICE** FOR PHILLIPS 66 SHAREHOLDERS:

A Support the current leadership team, which considers its performance acceptable and is committed to the status quo

B Elect shareholder-nominated directors empowered to drive accountability and improve long-term performance

8

STREAMLINE 66

FOCUSED ON IMPROVING PHILLIPS' PERFORMANCE

SHAREHOLDER NOMINEES


Brian Coffman
Former CEO of Motiva
IMPROVE REFINING OPERATIONS


Sig Cornelius
Former CFO of Conoco Phillips
STRATEGIC EVALUATION


Mike Heim
Co-Founder of Targa Resources
UNLOCK MIDSTREAM VALUE


Stacy Nieuwoudt
Former Energy Analyst at Citadel
RESTORE INVESTOR CREDIBILITY

OUR GOALS

↗ **Improve accountability of Phillips 66's management** by adding credible directors with a mandate for change

↗ **Unlock substantial value trapped** by Phillips 66's conglomerate structure

↗ **Refocus the Company on operational excellence** by adding deep industry expertise to the Board

↗ **Instill a culture** of ambition where Phillips 66 aims to be the top-performing refining company in the world

UPSIDE +75%

$183

$103

Source: Bloomberg as of 4/23/25.
Note: Estimated potential upside based on indicative valuation detailed on page 130 in Elliott's Presentation released 04/28/25 titled "Elliott's Perspectives on Value Creation."



ELLIOTT MARATHON PETROLEUM CASE STUDY

Our experience at Marathon adds to our conviction that Phillips can dramatically improve performance

Marathon added a new director in consultation with Elliott to strengthen governance

- Transitioned to new executive leadership
- Reduced operating costs by >$1bn across business operations, while also improving commercial performance and margin capture
- Sold Speedway retail operations generating $17bn in net cash proceeds and supporting a best-in-class capital return program and investment grade balance sheet



Value of $100 Invested Since Elliott's Public Disclosure of Marathon Position

$322
$144
Marathon
PHILLIPS 66

	Marathon	STREAMLINE 66
Improve Operating Performance in line with VLO	Closed a ~$2/bbl EBITDA gap over Mike Hennigan's first two years on the job	~$3.75/bbl EBITDA gap to Valero in 2024
Divest Assets	Speedway ~$17bn % of Mkt Cap[1] ~45%	Potential Sale of Midstream, CPChem, JET Net Proceeds[2] ~$43bn % of Mkt Cap[3] 103%
Use Proceeds from Asset Sales and Operating Cash Flow to Repurchase Shares	MPC has retired ~50% of its shares outstanding since 2021	We estimate Phillips could retire ~80% of its shares outstanding[4]
ELLIOTT-PRESENTED UPSIDES		
Stock Price Upside	**60%[4]**	**75%**
ACTUAL RESULTS		
TSR vs. Peers Since Elliott	**149%[5]**	**?**

LIKE MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING ENERGY COMPANY

(1) Speedway % of market cap as of closing date of MPC sale of Speedway to 7-Eleven on 5/14/21.
(2) Includes Midstream, CPChem, JET. Further details on page 132 in Elliott's Presentation released 04/28/25 titled "Elliott's Perspectives on Value Creation."
(3) Assumes that net proceeds of $43bn are used to repurchase shares at an average 25% premium to the current trading price.
(4) Elliott's upside for MPC from its 2019 Public Presentation.
(5) MPC cumulative TSR vs. VLO and PSX since Elliott's public presentation on 9/25/19.



STATUS QUO

- ✗ **Board and management is overtly satisfied with current performance** and **sees no need for change**
- ✗ **Poor capital-allocation execution**, continued midstream growth via **dilutive acquisitions** and/or **over-budget growth projects**
- ✗ **Worst-in-class quarterly earnings results**
- ✗ **Misleading investor communications** whereby Phillips claims commitments have been achieved
- ✗ **Lack of credible oversight** from a board that has generously rewarded management and publicly applauded their performance

STREAMLINE 66

- ✓ **A mandate to improve**
- ✓ A slate of directors who **see significant upside from current levels**
- ✓ No more **value-destructive midstream M&A** in the Company's current structure
- ✓ **Credible and independent directors with the ability to soberly review Phillips' operating performance and portfolio**
- ✓ **Renewed management accountability**
- ✓ A stronger Phillips 66 **for any market environment** and a Board positioned to capitalize on **value-creating strategic opportunities** as they appear

WHICH CHART DO YOU WANT GOING FORWARD?



STREAMLINE **66**

STATUS QUO

Phillips 66 vs. Marathon/Valero Average Cumulative Total Shareholder Return Since Spinoff From ConocoPhillips

Marathon vs. Phillips 66/Valero Average Cumulative Total Shareholder Return Since Elliott Engagement





VOTE FOR: THE "GOLD CARD" AND STREAMLINE **66**

REBUTTAL OF PHILLIPS 66'S MISLEADING CLAIMS

THE COMPANY'S ARGUMENTS AGAINST STRATEGIC ACTION

01 Given market volatility and uncertainty, it is unlikely there is a buyer for the CPChem or Midstream assets at fair value

02 A standalone refining and marketing & specialty business would trade at a meaningful discount to core peer refining multiples, even at current depressed earnings

03 Value of integration is significant and makes separating Midstream and Refining unattractive

04 Tax leakage makes a Midstream sale unattractive

Elliott has thoroughly analyzed all of these issues and sought outside perspectives. We are deeply skeptical the Company has conducted an honest, unbiased evaluation of these issues. It has been Elliott's experience that issues presented as insurmountable facts by leadership teams that are biased towards the status quo become non-issues when fresh eyes drive change. <u>That is why we think it is imperative that four new, independent directors are added to the Board.</u>

That said, as a long-term investor who owns a multi-billion-dollar position in Phillips 66 stock, we would never advocate that the Company sell high-quality assets at low prices or pursue a risky strategy.

Your vote will determine whether experienced, independent, shareholder-focused directors will have the opportunity to fully evaluate these options – or whether those decisions remain with the current Board and management team.

MANAGEMENT HAS DESTROYED VALUE, YET CLAIMED SUCCESS

The "decisive actions" taken by CEO Mark Lashier and his management team **run counter to what shareholders have called for**. The market has shown clear resistance to further midstream acquisitions at dilutive multiples.



Blue borders indicate excerpts from the Phillips 66 April 28, 2025 Presentation

Decisive Actions and Results

- Returned over $14 B to shareholders through share repurchases and dividends
- **01** $3.5 B in non-core or non-operated asset divestitures
- **02** Built integrated wellhead-to-market NGL business
- **03** Expanded NGL value chain with Pinnacle and EPIC acquisitions
- Captured $500 MM of run-rate synergies from DCP acquisition
- **04** Reduced Refining costs from $6.98/bbl to $5.90/bbl[1]
- Improved refinery utilization and clean product yield
- Invested in refinery feedstock and yield flexibility
- Announced plan to cease operations at Los Angeles Refinery
- Completed conversion of San Francisco Refinery
- New EVP of Refining and EVP of Midstream and Chemicals
- Earned industry recognition for safety performance

Source: Phillips 66 April 28, 2025 Presentation

01 Divestiture proceeds were recycled into acquisitions



Net Proceeds from Divestiture Program ($bn)
$3.5
DILUTIVE M&A RECYCLE
($3.0)
Divestitures
Acquisitions

02 Surpassed by the competition in the Permian Basin

'16 – '24 Gathering and Processing Volume Growth
COMPLETE FAILURE TO GROW
(2%)
38%
78%
88%
228%
PSX
EPD
OKE
ET
TRGP

03 Phillips 66's acquisition strategy is dilutive and has destroyed value





6.9x
~10x (2)
~8.5x (2)
~7.0x (3)
~11x (4)
9 – 12x (5)
DILUTIVE TO PHILLIPS 66
PSX 2021 - 2025 Avg(1)
PSXP Roll-Up
DCP Roll-up
Pinnacle Midstream
EPIC NGL
Midstream Peers

04 Phillips 66's opex / bbl gap to peers is getting worse



PSX
MPC
VLO
Operating Expense per Barrel (excl. TAR) ($/bbl)(6)
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
2018
2019
2020
2021
2022
2023
Q1
Q2
Q3
Q4
2024
Q1
2025
GAP TO PEERS

Source: Bloomberg, company disclosures and third-party energy market consultant views.
(1) Reflects Phillips' average FY1 TEV/EBITDA multiple between 10/27/21, which is the date the PSXP transaction was announced and 2/10/25, the unaffected date.
(2) Based on sellside research estimated transaction multiples at the time of transaction announcement for PSXP and at transaction agreement (post-price increase) for DCP.
(3) Based on Company disclosures.
(4) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.
(5) Based on 2026E midstream peer multiples.
(6) Refining Operating Expenses per barrel based on appendix definitions provided in Elliott's Presentation released 04/28/25 titled "*Elliott's Perspectives on Value Creation.*"

PHILLIPS FALSELY CLAIMS TSR OUTPERFORMANCE

See pages 94 – 100 of Elliott's 4/28/25 "Perspectives on Value Creation" presentation for further detail on the Company's flawed approach to TSR

Phillips 66 uses a misleading timeframe, an incorrect peer group and a distorting methodology in an attempt to manufacture TSR outperformance. In reality, the Company has dramatically underperformed its closest peers Valero and Marathon.


Phillips 66's Strategy and Proven Results
COMPANY AND STRATEGY OVERVIEW
Elliott's Short-Term, Risky Agenda
The Right Board and Nominees
PHILLIPS 66
...Has Driven Outperformance for Our Shareholders
TSR Outperformance Since 2022 CEO Transition1
67%
45%
42%
PHILLIPS 66
PSX
S&P 500 Energy
Synthetic Proxy Peer Median2
Since our CEO transition, we have consistently outperformed what an investor could have earned by buying a synthetic basket of our segment peers
Key Strategy Highlights
✓ Strong Execution on 2022-2025 Strategic Priorities
✓ Improving Refining Performance and Cost Structure
✓ Ongoing Portfolio Optimization

Source: Phillips 66 April 28, 2025 Presentation

COMPANY METHODOLOGY IS MISLEADING

1	Using CEO Transition as the start date ignores Phillips' >50% relative TSR underperformance while Mark Lashier was COO
2	Peer group includes low-quality, poor-performing and inappropriate small-cap refiners
3	Highlighting the median performer from an inappropriate peer group effectively excludes the outperformance of the most appropriate comps, Valero and Marathon
4	As Phillips 66's refining EBITDA has eroded due to poor operating performance, the refining weight in its synthetic peer group dropped, masking the impact of Phillips' underperformance against refiners

Phillips 66 underperformed the average of core peers Valero and Marathon by 8%, 32% and 97% over 1-year, 3-year and 5-year periods, respectively – no amount of statistical manipulation can change this fact.(1)

Source: Bloomberg as of the unaffected date.

MISLEADING INVESTORS ABOUT REFINING PROFITABILITY



We are Setting the Record Straight on Refining Profitability…
On a Like-For-Like Basis, Refining and M&S Profitability is In-Line With Peers
We Outperform in the Central Corridor, Where We Are Most Integrated
Last Three-Year Average R&M Adjusted EBITDA/bbl
$ 12.35
$ 1.92
$ 14.27
$ 11.47
$ 8.14
PSX Refining
PSX M&S
PSX R&M
Core Peers
Other Peers
Our Global R&M Adjusted EBITDA/bbl is In-Line with Peers
$ 8.89
$ 3.06
$ 11.95
$ 11.95
$ 8.18
PSX Refining
PSX M&S
PSX R&M
Core Peers
Other Peers
Integrated Central Corridor
Ferndale
Billings
Bayway
Rodeo Renewable Energy Complex
Wood River
Borger
Ponca City
Los Angeles
Sweeny
Lake Charles



…And Surpassing Peers in Reducing Refining Costs…
PSX Has Reduced Costs in All Four Regions From 2022 to 2024
Central Corridor
PSX
Core Peers
Other Peers
1 %
3 %
(21)%
$ 5.96
$ 4.86
$ 5.97
Atlantic Basin
PSX
Core Peers
Other Peers
(14)%
(7)%
(9)%
$ 5.28
$ 4.30
$ 5.66
West Coast
PSX
Core Peers
Other Peers
5 %
(11)%
(6)%
$ 9.85
$ 7.89
$ 10.06
Gulf Coast
PSX
Core Peers
Other Peers
2 %
(7)%
(8)%
$ 4.69
$ 4.20
$ 5.62
Highlights
Reduced costs at higher rates than MPC & VLO in three out of four regions
Overall cost improvement of $1.08/bbl, representing a -15% improvement, better than MPC (0%) & VLO (9%)
Targeted further reduction from $5.9… to $5.50/bbl by 2027
Every $0.50/bbl of cost reduction expected to improve Adjusted EBITDA by ~$315 MM

Source: Phillips 66 April 28, 2025 Presentation

The Company argues that PSX Refining and PSX M&S should be fully combined for the purposes of comparing EBITDA/bbl to peers…

… and yet on the very next page of its presentation, the Company presents opex/bbl expenses excluding the expense impact of PSX M&S.

DECEPTIVELY INCONSISTENT

It is misleading to combine M&S with refining results when convenient to show higher EBITDA/bbl, but then exclude M&S when including it would show that opex/bbl is significantly higher than peers

2022 – 2024 Avg Refining Operating Expenses per Barrel



$7.07
+$2.18
$9.25
$5.10
On a combined Refining + M&S basis, R&M opex/bbl would be >$4/bbl higher than core peers
PSX Refining
PSX M&S
PSX R&M
Core Peers

Note: Refining Operating Expenses per barrel based on appendix definitions provided in Elliott's Presentation released 04/28/25 titled "*Elliott's Perspectives on Value Creation.*"

OVERSELLING PROGRESS ON REFINING OPEX REDUCTION

Phillips 66 uses incomplete disclosures to take credit for recent opex/bbl declines that are primarily attributable to market forces. This distracts from the fact that the Company continues to have significantly higher opex than its core peers.



Source: Phillips 66 April 28, 2025 Presentation

INCORRECT AND DECEPTIVE

1 On an absolute basis, Phillips 66 is still by far the highest-cost major refiner with 2024 opex/bbl ~$1.60 above core peers

2 Excludes >$0.50/bbl of taxes from its reported Controllable Cost that appears in peer metrics, obscuring its opex gap

3 ~2/3 of all Phillips 66 opex improvements from 2022 to 2024 were driven by declining natural gas prices[1]

4 Phillips 66's EBITDA/bbl gap to its core peers widened from 2022 to 2024

---

(1)   See pages 103 and 135 on Elliott's 4/28/25 *"Elliott's Perspectives on Value Creation"* presentation for further detail on how ~2/3rds of PSX's 2022-2024 opex/bbl decline was driven by natural gas pricing, per the Company's own sensitivity disclosures.

PHILLIPS FALSELY CLAIMS IT DOES NOT TRADE LIKE A REFINER

COMPANY'S APPROACH IS INCORRECT

Phillips 66 intentionally excluded Valero, the only pure-play refiner of scale, as well as all pure-play midstream comps. When adding in Valero and relevant midstream players, **it is clear Phillips 66 trades in line with both Valero and Marathon and not at all like a midstream company.**



PSX Trades Like Marathon, Which Has Similar Midstream Exposure
Indexed Share Price Performance
since initial Elliott Letter (Nov 2023)
80% trading correlation between PSX and MPC that also has R&M and Midstream
80%
60%
40%
20%
0%
(20%)
(40%)
(60%)
(80%)
PSX
MPC
Median of Other Refiners4
Nov-23
Jan-24
Mar-24
May-24
Jul-24
Sep-24
Nov-24
Jan-25
Mar-25

Source: Phillips 66 April 28, 2025 Presentation

Indexed Share Price Performance Since Initial Elliott Letter:



Midstream Peers(1)
PSX
VLO
MPC
PHILLIPS 66 HAS TRADED IN-LINE WITH CORE, PURE-PLAY REFINING PEER VALERO
190
160
130
100
70
40
Nov-23
Jan-24
Mar-24
May-24
Jul-24
Sep-24
Nov-24
Jan-25
Mar-25

(1) Midstream peers reflect scaled players active in the NGL value chain including EPD, MPLX, OKE and TRPG.

FLAWED CLAIM THAT MIDSTREAM M&A HAS BEEN ACCRETIVE



Phillips 66's Strategy and Proven Results
MIDSTREAM
...Through Value Accretive Transactions...
Recent Strategic Actions Have Further Optimized Our Portfolio
Divesting non-core and/or non-operated assets with limited growth at attractive transaction multiples...
~9.3x
blended multiple
Divestitures (2023 – 2025)
$3.5 B
...deploying proceeds to strengthen our operated NGL integrated portfolio
~7.7x
blended multiple
Acquisitions (2023 – 2025)
$3.0 B
DCP
Realizing
Through
Scaling
Integra
Enhan
Conso
Downs
$50

Source: Phillips 66 April 28, 2025 Presentation

Midstream Acquisition TEV / EBITDA Multiples vs. Phillips 66 Trading Multiple (excl. TAR)



MIDSTREAM
6.9x(1)
~10x(2)
~8.5x(2)
~7.0x(3)
~11x(3)
9 – 12x(4)
DILUTIVE TO PHILLIPS 66
PSX 2021 - 2025 Avg
PSXP Roll-Up
DCP Roll-up
Pinnacle Midstream
EPIC NGL
Midstream Peers
Announcement Date:
October 2021
January 2023
May 2024
January 2025

Source: Bloomberg, Company Disclosures.

(1) Reflects Phillips' average FY1 TEV/EBITDA multiple between 10/27/21, which is the date the PSXP transaction was announced and 2/10/25, the unaffected date.
(2) Based on sellside research estimated transaction multiples at the time of transaction announcement for PSXP and at transaction agreement (post-price increase) for DCP.
(3) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.
(4) Based on 2026E midstream peer multiples.

ASPIRATIONAL BUILD MULTIPLES OVERSTATES COMPANY CAPABILITIES

Phillips 66 has been unable to deploy organic growth capital within budget.



...That Have Positioned Midstream fo
Future Growth Opportunities
Balanced NGL Portfolio¹ (MBD)
Expansion Opportunities
~5x
Organic build multiple
1,200
800
400
-
G&P and Supply
Long Haul Pipelines
Fractionation
Exports

Source: Phillips 66 April 28, 2025 Presentation

Diminished Credibility on Growth Capex

Key Projects Consistently Over Budget ($million)





Cedar Bayou Ethane Cracker
$5,000
$6,000
~20%
Original
Revised
CHEMICALS
Gray Oak Pipeline
$2,200
$2,900
~32%
Original
Revised
MIDSTREAM
Rodeo Renewable Diesel
$850
$1,250
~47%
Original
Revised
REFINING

Source: Company transcripts and filings.

(1) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.

THIS IS NOT JUST OUR “NARRATIVE,” BUT REALITY



Correcting the Narrative on Valuation
Elliott Seeks to Confuse Investors with a Misleading Analyst Quote
WHAT AN ANALYST SAID
HOW ELLIOTT IS SPINNING IT
WHAT MARK ACTUALLY SAID
“In a somewhat surprising tactic, PSX management talked down the potential SOTP upside (ie. fairly valued)…”
Piper Sandler Analyst (3/21 Industry Note)
“Now, the CEO is talking down the value of his own company’s shares, saying they are already fully valued.”
“Complacent leadership that does not see any upside opportunity.”
Elliott Management (3/27 Letter)
“If you look at where we’re trading today based on 2025 consensus earnings, we’re trading at something like an 8.8x, 8.9x multiple that’s more than one turn above our refining competitor. So we believe there is some recognition of that in the shares today.”
Mark Lashier, Chairman and Chief Executive Officer (3/18 Piper Sandler Conference)
We see significant upside as we execute on our strategy

Source: Phillips 66 April 28, 2025 Presentation

Elliott is not spinning a quote out of context – this is what we heard from multiple investors who attended the same conference. Each recalled Mr. Lashier expressing views that downplayed Phillips 66’s valuation. Some indicated it sounded like a short thesis against his own company.

Who will advocate for this Company if the CEO is more interested in preserving his own seat?

FACT: In Mr. Lashier’s commentary, he is incorrectly accounting for turnarounds.

If management can’t calculate their own multiple correctly, why would they be right about the appropriate valuation for Phillips 66?

CLAIM: PHILLIPS TRADES AT A PREMIUM TO ITS REFINING PEERS
REALITY: COMPANY DOESN'T KNOW ITS OWN ACCOUNTING(1)
Phillips 66’s repeated assertion that it trades at a premium valuation vs. refining peers is based on inconsistent accounting of turnarounds and investor excitement for change since Elliott’s involvement.
Well, if you look at where we're trading today based on 2025 consensus earnings, we're trading at something like an 8.8, 8.9 multiple, that's more than one turn above our refining competitors. So, we believe there is some recognition of [the value of the midstream business] in the shares today.”
Phillips 66 CEO Mark Lashier, Piper Sandler Energy Conference, March 18, 2025
TEV / EBITDA Multiple
Valero is the only pure-play refiner with comparable throughput capacity
7.7x
8.9x
PROPER ACCOUNTING AND MARKET ADJUSTMENTS
(0.6x)
(0.5x)
CORRECTED FOR ERRORS, PHILLIPS 66 IS TRADING LIKE A PUREPLAY REFINER WITH NO PREMIUM
7.8x
VLO
PSX
Turnaround Accounting Normalized to Refining Convention
Reverse ~8% PSX px o/p since Elliott's 2/11/25 Public Letter
True PSX Trading Value
Unadjusted 2025E Consensus EBITDA Multiples as of 3/13/25 from Bloomberg
It is not surprising that a management team and Board that don’t understand basic refining accounting are overseeing lagging performance.
Source: Bloomberg.
113
Executive Summary
Phillips Requires Change
STREAMLINE 66
Addressing Phillips’ Claims
Appendix

(1) From page 113 of Elliott's 4/28/25 *“Elliott’s Perspectives on Value Creation”* presentation.

22

TRANSACTION LEAKAGE IS SIGNIFICANTLY OVERSTATED

Phillips 66 has materially overstated the costs associated with a spin or sale of its Midstream business to cloud the simple, clear math showing the potential value unlock of a separation.



Phillips 66's Strategy and Proven Results
Elliott's Short-Term, Risky Agenda
FLAWED SEPARATION ANALYSIS
The Right Board and Nominees
Midstream Separation Dis-Synergies Significantly Reduce Value
Ongoing Annual Costs
01
Sale: ~$450 MM¹
Spin: ~$450 MM¹ + $300 MM² = $750 MM²
02
Lost profitability from separating integrated value chain
Duplicate operating costs, SG&A and public company costs
Higher cost of capital and lower credit at RemainCo / SpinCo
Loss of economies of scale from procurement and shared services
One-Time
03
Sale: ~$10.0 B of tax leakage³
04
Spin: >$500 MM⁴
Capital structure breakage fees
Tax Leakage
Transition Services Costs
Advisory, legal, tax, audit, accounting fees / costs
Incremental Intangible Costs of Distraction, Talent Loss and Timeline Risk
39
1. $450 MM is equal to $500 MM of estimated total annual integration synergies less $50 MM of integration synergies associated with CPChem | 2. $750 MM of dis-synergies inclusive of an estimated incremental $300 MM of public company G&A costs | 3. Assumes 24% tax rate, $50.2 B cash sale (per Elliott Streamline66 presentation) and an estimated YE 2025 tax basis of $4.4 B, inclusive of allocated debt for tax purposes. | 4. Conservatively estimated one-time costs associated with separation given that data supports a range between 3% (median) – 5% (average) of SpinCo market cap. Dataset includes 144 completed transactions since 2012, as part of joint analysis from the GS & EY Thought Piece (May 2023) titled "Strategies for Successful Corporate separations."

Source: Phillips 66 April 28, 2025 Presentation

SIMPLE LEAKAGE MATH IGNORES THE DRAMATIC UPLIFT IN MIDSTREAM PROFITABILITY AND GROWTH WITH A HIGH-QUALITY, FOCUSED MANAGEMENT TEAM AT THE HELM.

DRAMATICALLY OVERSTATED

1	~$450 million in synergies are dramatically overstated • Margins in each segment are worse than peers – if there are synergies, then the fundamental business is even worse than it appears • Mischaracterization of standard refining operations as synergies • Synergies could easily be replicated in the event of a transaction
2	~$300 million in incremental G&A is high – would leave company with substantially more G&A than all other public midstream companies
3	Tax leakage appears overstated
4	One-time transaction expenses are substantially higher than precedents

GO-FORWARD COSTS ARE OVERSTATED

The Company is overstating both the lost synergy opportunity of a Midstream separation and incremental G&A costs.

01 Company Claim: Lost Synergy Opportunity ~$450mm

- Phillips 66 conflates synergies – value that only exists under combined ownership – with commercial value, which exists due to a business-to-business relationship that can and should remain in place even after a Midstream separation.

- **We estimate true synergies that cannot be contractually replicated are much closer to zero.** This is based on analysis of each of the Company's claimed "synergies" with help from experienced refining executives.

- If synergy value existed, it would show up in financial performance.

- **SEE PAGES 27-30 FOR MORE DETAIL ON THE CLAIMED "SYNERGIES"**

> **Quote from Mike Hennigan, CEO of Marathon Petroleum, on loss of "synergies" in the Speedway sale:**
>
> " **We still believe we're going to get the benefit of integration. That's not lost because of the supply agreement that we have and the fact that we'll continue to be using our logistics assets.**"
>
> August 3, 2020

02 Company Claim: Incremental G&A Costs ~$300mm

- Midstream peer benchmarking implies Phillips 66 can reduce status quo Midstream G&A costs by ~$150 million per year, implying a +$450 million gap to management estimates.

- **It is highly unlikely a well-run Midstream SpinCo requires ~3x the G&A as peer operators** (1.7% management guided G&A / TEV vs. 0.6% peer average G&A / TEV).

PSX Midstream SpinCo TEV [1]	$39,529
(x) Peer Avg. Annual G&A / TEV	0.6%
Peer Implied Annual G&A	**$226**
(-) 2024A Midstream Allocated G&A	($213)
(-) 2024A Corporate Allocated G&A [2]	($168)
Incremental Midstream SpinCo G&A Need	**($154)**

PHILLIPS 66'S EXISTING MIDSTREAM BUSINESS ALREADY HAS HIGHER COSTS THAN ITS PUBLIC PEERS, DUE TO ITS BLOATED STRUCTURE



Midstream Peers 2024A G&A / TEV ($mm)

1.7% IMPLIED MANAGEMENT GUIDANCE IN EXCESS OF PEERS

0.6% PEER AVG.

	PSX Midstream	ET	KMI	TRGP	MPLX	EPD	WMB
G&A / TEV	1.7%	0.9%	0.8%	0.7%	0.6%	0.2%	0.2%
Annual G&A ($mm)	$681	$1,177	$712	$385	$427	$244	$216

Source: Bloomberg, Company Disclosures.
(1) Reflects 2026E consensus Midstream EBITDA valued at a 9.7x multiple, in-line with the average of midstream peers.
(2) Assumes 40% corporate and other SG&A allocation to Midstream.

ONE-TIME COSTS ARE ALSO OVERSTATED

Phillips 66 has guided the market to artificially high one-time costs for a Midstream separation transaction. A sophisticated Board with relevant experience and a focus on maximizing shareholder value could take actions to reduce these costs.

03 Company Claim: Tax Leakage in a Sale ~$10bn

- Elliott engaged with a top accounting firm and well-known corporate tax research analyst Robert Willens to perform an outside-in tax analysis.

- Several recent actions by Phillips 66 would have stepped up its tax basis, including taxable roll-ups of PSXP and DCP. Substantial partnership liabilities would further reduce its tax basis.

- **Experts conclude that it is unlikely Phillips 66 shareholders would face ~$10 billion of tax leakage.**

Excerpt from a white paper by Robert Willens C.P.A.[1]:

" Using an 'all-in' tax rate of 23%, we arrive at a tax liability of approximately $5.75 billion, **an amount markedly below the $10 billion in tax leakage that PSX has guided to**. PSX, in the aforementioned presentation, noted that its adjusted bases in its Midstream assets approximated $4.4 billion. **This is inconsistent, to a considerable degree, with the work we and other professionals have performed.**"

See pages 107 of Elliott's 4/28/25 "Perspectives on Value Creation" presentation for further detail

04 Company Claim: One-Time Breakage Costs >$500mm

- **Phillips 66 ignores the impact of scale** in one-time cost analysis, where large spins have substantially fewer costs on a % basis.

- Energy-specific SpinCo data indicates separation costs as a % of SpinCo equity value should be ~0.6% for Phillips 66's Midstream.

- **This implies ~$200 million of breakage (~0.6% of SpinCo Equity) vs. Management's $500 million (~1.8% of SpinCo Equity).**

- **It is unlikely for Phillips to incur the same costs as a sub $10 billion equity value company.**

ANOTHER EXAMPLE OF UNAMBITIOUS AND UNINFORMED LEADERSHIP

Excerpt from Phillips 66's Cited Goldman Sachs & EY Report[2]:

" Interestingly, according to our analysis, there is **no correlation between one-time costs and outperformance. If the separation has value creation potential, the onetime cost is typically justified.**"



One-Time Separation Costs as % of SpinCo Equity Value[3]

---

(1) In addition to working with a top accounting firm, Elliott commissioned a white paper report from Robert Willens, CPA, an M&A industry tax expert, titled "A Comprehensive Review Of The Federal Income Tax Consequences Of Phillips 66's Separation Of Its "Midstream" Business From Its Other Operations". In this white paper, Willens arrived at a similar conclusion to the top accounting firm that it would be very unlikely that Phillips 66's Midstream business has a $4.4bn tax basis.

(2) Report is available for download on either Goldman Sachs or E&Y's website.

(3) Precedent SpinCo transactions include COP / PSX, MRO / MPC, NI / CPGX, WMB / WPX, EQT / EQM, TRP / SOBO, DTE / DTM, DOV / APY and OXY / CRC.

CLAIMED SYNERGIES ARE NOT ACTUALLY SYNERGIES

Phillips 66 conflates 'synergies' with value from commercial arrangements. This value can be maintained through contracts with the Midstream SpinCo and will not be lost in a separation.

PHILLIPS 66'S CLAIMS OF SYNERGIES ACROSS THE COMPANY ARE 1) NOT ACTUAL SYNERGIES, 2) NORMAL COURSE FOR REFINING COMPETITORS AND 3) COULD BE REPLICATED THROUGH CONTRACTUAL ARRANGEMENTS.



Phillips 66's Strategy and Proven Results | VALUE OF INTEGRATION | Elliott's Short-Term, Risky Agenda | The Right Board and Nominees

...That Creates $500 Million[1] in Annual Operating Synergies...

Existing Annual Operating Synergies Generated by Optimizing:	Selected Examples		
Operations ~$200+ MM	Increased crude run rates at Sweeny, Ponca City, Billings and Borger Refineries	Integrated operations footprint at Borger, Lake Charles and Sweeny / Clemens / Freeport facilities	Ability to control crude quality maximizing product yields at Borger and Ponca City Refineries
Product Placement ~$200+ MM	Integrated waterborne operations and trading optimize deliveries of LPG cargos to international customers	Refinery grade propylene supply to CPChem from Borger, Wood River, Ponca City, Lake Charles and Sweeny Refineries	Optionality to repurpose assets across NGLs and clean products
Logistics ~$100+ MM	Advantaged crude supply at Lake Charles Refinery enabled by Beaumont Terminal	Batched clean product and NGL pipeline operations at Sweeny and Ponca City Refineries	Use of pipelines and terminals to support refinery utilization and margin capture in the Central Corridor

Source: Phillips 66 April 28, 2025 Presentation

REALITY: THESE EXAMPLES DESCRIBE COMMERCIAL ARRANGEMENTS, NOT SYNERGIES, AND CAN BE REPLICATED THROUGH CONTRACTS.

FALSE CLAIM: $200 MILLION FROM OPTIMIZING OPERATIONS

Phillips 66's Claim	Elliott Interpretation	Reality
"Increased crude run rates at Sweeney, Ponca City, Billings and Borger Refineries"	By owning the pipelines that feed these refineries, Phillips can increase crude throughput volumes	• **Having pipelines owned by a third party would not affect refinery throughput volumes, provided Phillips 66 secures standard transport and storage agreements** • If pipelines are FERC-regulated, protections are already in place. If pipelines are private, terms of any sale can be tailored to preserve access
"Integrated operations footprint at Borger, Lake Charles and Sweeney / Clemens / Freeport facilities"	Shared staffing across refining and midstream drives cost savings and reduces the required number of staff	• **A third-party midstream owner could maintain the current shared services setup at minimal extra cost** • Even in a worst-case scenario, the marginally incremental headcount required for the separate entities would not move the needle on costs ($5-10 million maximum incremental cost)
"Ability to control crude quality maximizing product yields at Borger and Ponca City Refineries"	Phillips 66 uses its "lease crude" program to manage crude quality from wellhead to refinery and avoid third-party blending	• There is real value in operating a "lease crude" group, but **there is no reason such value would be sacrificed by a midstream separation. A transaction can and should be paired with targeted transport and storage agreements that preserve lease crude sourcing** • Quality protections and penalties can be contractually enforced to safeguard value to the refinery

These "synergies" are overstated and could largely be recreated through commercial contracting or industry-standard arrangements.

FALSE CLAIM: $200 MILLION FROM PRODUCT PLACEMENT

Phillips 66's Claim	Elliott Interpretation	Reality
"Integrated waterborne operations and trading optimize deliveries of LPG cargos to international customers"	Owning NGL-related midstream assets allows Phillips 66 to opportunistically use dock space and loading windows to maximize LPG trading profits	• If the waterborne hard assets were sold separately from trading, **Phillips 66 could retain full flexibility and priority access rights to maximize trading profits through well-structured commercial agreements**. Anchor customer status can be preserved contractually • Separating LPG trading along with the midstream hard assets could also be the value-maximizing option and would not result in any value leakage
"Refinery grade propylene supply to CPChem from Borger, Wood River, Ponca City, Lake Charles and Sweeney Refineries"	Phillips 66 refining entered into an agreement to sell refinery grade-propylene to CPChem	• Given CPChem has 50% third-party ownership already, **refinery-grade propylene sales are governed by standard commercial agreements on fair-market terms** • **There would be no change or impairment** of this commercial value upon a potential sale of Phillips 66's CPChem stake
"Optionality to repurpose assets across NGLs and clean products"	Combined refining and midstream ownership creates option value via the ability to repurpose midstream and refining assets	• **This is a speculative, one-time benefit -- not a recurring synergy** • If an opportunity arose in the future to effectively repurpose an asset, Phillips 66 could still benefit from this option by partnering with the third-party midstream owner

These "synergies" are overstated and could largely be recreated through commercial contracting or industry-standard arrangements.

FALSE CLAIM: $100 MILLION FROM OPTIMIZING LOGISTICS

Phillips 66's Claim	Elliott Interpretation	Reality
"Advantaged crude supply at Lake Charles Refinery enabled by Beaumont Terminal"	The Lake Charles refinery optimizes crude purchases using storage at Beaumont Terminal	• **The commercial value that exists because of the refinery's ability to use the terminal would not be impaired by a midstream separation**, if the transaction was paired with an appropriate transportation and storage commitment
"Batched clean products and NGL pipeline operations at Sweeny and Ponca City Refineries"	Combined ownership improves the flexibility of pipeline operations to optimize NGL and clean product shipments	• **The commercial value from batching NGL and clean products would not be impaired by a midstream separation** if such separation was paired with an appropriate transportation and storage commitment. This could include the retention of the right to batch ship various products
"Use of pipelines and terminals to support refinery utilization and margin capture in the Central Corridor"	There is incremental commercial value that accrues to refining from owning midstream assets, such as managing RVP transitions closer to the requirement than third-party pipelines allow	• **This value is limited.** Capturing ~$0.05/gal over a two-week RVP transition adds up to less than $5 million annually for Phillips 66 • **To the degree this benefit is already reflected in midstream earnings, this value would still be realized through a separation**

These "synergies" are overstated and could largely be recreated through commercial contracting or industry-standard arrangements.

FALSE CLAIM: R&M BUSINESS WOULD TRADE AT A DISCOUNT

Management argues PSX R&M RemainCo[1] will trade at a discount to core refining peers

" In a somewhat surprising tactic, PSX management talked down the potential SOTP upside (ie. [stating that the Company is] fairly valued)… [PSX considers the] potential uplift would be further reduced by meaningful compression on the "remainco", **with the stand-alone Refining business closer to a 5.0x EBITDA business**…"

- Piper Sandler, March 2025

PSX R&M RemainCo is a similar size as its core peers



2026E EBITDA[3]

					PSX R&M RemainCo	VLO	MPC R&M
PARR $391	CVI $601	DK $593	DINO $1,709	PBF $937	$5,433 (Refining Operational Improvements $1,194 / Consensus $4,239)	$7,349	$5,256

PSX R&M system has similar geographic diversity and breadth as its core peers



TEV / 2026E EBITDA vs # of Refineries[2]

Sub-scale refineries exposed to one US region only

PSX R&M RemainCo has a similar volatility profile as its core peers



Quarterly Historical EBITDA Statistical Distributions (Normalized)[4]

- PSX R&M RemainCo
- Marathon R&M
- Valero

Standard Deviation (Normalized)[5]: 94% | 122% | 86%

(1)   PSX R&M RemainCo reflects Refining, RD, M&S and ex JET.
(2)   Graph includes publicly traded refiners VLO, MPC, PSX, DINO, PBF, DK, PARR.
(3)   PSX R&M RemainCo 2026E EBITDA reflects consensus values for Refining and RD segment plus consensus M&S segment and corporate as of 4/23/25. Refining improvements reflect incremental EBITDA assuming PSX reaches EBITDA/bbl parity with VLO.

4)   Box plots are calculated using the Minimum, 25th Percentile, Median, 75th Percentile, Maximum from Q1 2016 to Q1 2025. Minimum, Maximum, and Quartiles have been normalized by dividing by the Median.
5)   Standard deviation (normalized) represents the Coefficient of Variation of each data series from Q1 2016 to Q1 2025. The Coefficient of Variation is calculated by taking the Standard Deviation of each data series and dividing by the corresponding Mean of each data series.

APPENDIX:
ADDITIONAL MATERIALS

CASE STUDY: MARATHON BEFORE PROPER GOVERNANCE

Claims of integration and tax leakage: During Elliott's initial engagement, Management resisted calls to divest Speedway due to claims of dis-synergies, tax concerns and other integration related benefits that were proven false.

Quotes from Gary Heminger, Former Chairman & CEO of Marathon Petroleum

" Now, the integration value [of Speedway] is, I would say, proprietary. **I can't give out a number from a competitive reason of that integration value, but I can say it is very significant**..." July 28, 2016

" So we look at the integration value [of Speedway]. **We look at kind of the dis-synergy if we were to do something different with Speedway, and we still believe that it has a very strong fit in our system**." October 27, 2016

" There have been some questions about a sale of Speedway and **we have such a low tax basis in Speedway. We would find that hurdle hard to overcome**..." February 14, 2017

" The bottom line is that **there is no compelling valuation opportunity in separating our retail business**, and that any potential **separation will cause loss of integration synergies**, additional cash needed to maintain appropriate balance sheet strength, increase volatility in the remaining business, **and, we believe, result in long term value disruption**." September 5, 2017

" As part of this exploration process, MPC and Speedway negotiated a potential post-spin supply agreement. Our analysis indicates any supply agreement structured in pursuit of a tax-free spin would be market-based and arm's length. Such a conventional supply agreement would be limited in term and in volume. As a result, the supply agreement only temporarily and partially mitigates the loss of integration synergy, and **the synergy value lost beyond the term of an initial supply agreement is substantial. In short, such a transaction, even with the supply agreement, would destroy significant value**." September 5, 2017

" …we completed the very comprehensive review of Speedway and **the conclusion, the unanimous conclusion by the board was that Speedway would remain in the vertical integration of MPC**." February 13, 2018

Under new leadership, Marathon was able to successfully divest Speedway at an attractive valuation with limited impact to operations, despite the Board's "unanimous conclusion" that Speedway should remain integrated within Marathon.

CASE STUDY: MARATHON AFTER PROPER GOVERNANCE

Claimed integration dis-synergies were solved with contracts. Separation resulted in sustained value creation which far outweighed the tax leakage (initially overestimated by Management).

– Quotes from Mike Hennigan, CEO of Marathon Petroleum

" Let me make one comment on the Speedway deal relative to that is **we still believe we're going to get the benefit of integration. That's not lost because of the supply agreement that we have and the fact that we'll continue to be using our logistics assets**." August 3, 2020

" **I mentioned Speedway sale is a win-win**, I think at the end of the day 7-Eleven is getting a quality team and a group of assets that enhance their portfolio, at the same time **MPC is monetizing the retail margin, but keeping the fuel supply chain**." November 2, 2020

" On the portfolio we completed the Speedway sale receiving $17.2 billion of proceeds from that transaction and **securing the 15-year fuel supply agreement with 7-Eleven**." February 2, 2022

– Quote from Brian Partee, Senior Vice President, Marketing of Marathon Petroleum

" If you think about the history of the Speedway portfolio literally growing up over decades in and around the infrastructure. **So it's important to us to preserve the integration value operationally associated with that, which we've done so in the contract**." August 3, 2020

Marathon's prior Management and Board continued pointing towards the loss of integration benefits, which was <u>quickly disproven,</u> through thoughtful structuring and commercial engagement.

SOCIAL MEDIA POSTS





Streamline 66 @streamline66 · 21m

Michael Heim, Elliott nominee for Phillips 66's (NYSE: PSX) Board and Co-Founder of Targa Resources: "They've got a reputation to repair." Vote the GOLD card FOR Elliott's highly qualified nominees and proposal calling for annual elections for all Board seats.

Show more

STREAMLINE 66
PODCAST



Streamline 66 @streamline66 · 39m

Phillips 66 (NYSE: PSX) needs to refocus on operational excellence by adding deep industry expertise to its Board. Vote the GOLD card FOR Elliott's highly qualified nominees and a proposal calling for annual elections for all Board seats. #Streamline66

STRONGER NOMINEES FOR PHILLIPS 66'S BOARD
IMPROVE REFINING OPERATIONS
BRIAN COFFMAN
Former CEO of Motiva Enterprises and former SVP of refining at Andeavor
STREAMLINE PORTFOLIO
SIGMUND CORNELIUS
Former SVP and CFO of ConocoPhillips
UNLOCK MIDSTREAM VALUE
MICHAEL HEIM
Co-Founder and Former President and COO of Targa Resources
RESTORE INVESTOR CREDIBILITY
STACY NIEUWOUDT
Former Energy and Industrials Analyst at Citadel
STREAMLINE 66
Click here for more important information



















Phillips 66 Board Needs to Refocus on Operational Excellence | Elliott

From streamline66.com

WEBSITE MATERIALS



PRESENTATIONS



ELLIOTT®
STREAMLINE 66
The Choice for Shareholders
May 6, 2025

Presentations

THE CHOICE FOR SHAREHOLDERS

May 6, 2025

ELLIOTT®
STREAMLINE 66
Elliott's Perspectives on Value Creation
Addendum
May 1, 2025



Presentations

ELLIOTT'S PERSPECTIVES ON VALUE CREATION ADDENDUM

May 2, 2025



ELLIOTT®
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025

Presentations

ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

ELLIOTT®
STREAMLINE 66
WOLFE REFINING CONFERENCE
March 2025



Presentations

STREAMLINE 66 PRESENTATION FOR THE WOLFE REFINING CONFERENCE

March 6, 2025



ELLIOTT®
STREAMLINE 66
ELLIOTT'S VIEWS ON VALUE CREATION AT PHILLIPS 66

Presentations

ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

©2025 Elliott Investment Management L.P. All rights reserved

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com



 E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





PRESS RELEASES



ELLIOTT®
STREAMLINE 66
The Choice for Shareholders
May 6, 2025

Press Releases

ELLIOTT MANAGEMENT PRESENTS THE CHOICE FOR PHILLIPS 66 SHAREHOLDERS

May 6, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025

ELLIOTT®
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025



Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025



STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO
INVESTORS SEE PHILLIPS 66'S CEO, MARK LASHIER, AS INEFFECTIVE.

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK

SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025

FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025

VALUE AT PHILLIPS 66

April 9, 2025







STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025

Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025





Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.